Exhibit 2.1

ASSET SALE AND LEASE AGREEMENT
This Asset Sale and Lease Agreement (this "Agreement"), is made and entered into as of this 3rd day of March, 2017 (the “Closing Date”), by and between GACP STEM CELL BANK LLC, a Florida limited liability company ("Lessor") and U.S. STEM CELL, INC., a Florida corporation ("Lessee").
RECITALS
WHEREAS, Lessee desires to sell to Lessor and Lessor desires to purchase from Lessee, all of the equipment assets set forth on Schedule 2.01 (the “Equipment Assets”) used in Lessee’s business of collecting, growing and banking cell cultures for future use in connection with regenerative medicine purposes (the “Human Banking Business”);
WHEREAS, immediately following the sale of the assets by Lessee to Lessor, Lessor and Lessee desire for Lessor to lease the Equipment Assets to Lessee pursuant to this Agreement for the Term (as defined below); and
WHEREAS, Lessor and Lessee intend for the transactions under this Agreement to constitute a true lease under the UCC.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:
ARTICLE I
DEFINITIONS
Unless otherwise defined herein, capitalized terms used in this Agreement have the meanings set forth in Article I.
"Action" means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.
"Affiliate" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.
"Agreement" has the meaning set forth in the preamble.
“Asset Purchase Agreement” is that Asset Purchase Agreement dated as of the date hereof, and effective upon the expiration or earlier termination of the Term herein, wherein Lessee sells to Lessor, and Lessor purchases from Lessee, certain assets owned by Lessor related to the Human Banking Business as listed in the Asset Purchase Agreement.
"Business Day" means any day except Saturday, Sunday or any other day on which commercial banks located in Miami, Florida are authorized or required by Law to be closed for business.
"Closing Date" has the meaning set forth in the preamble.
"Code" means the Internal Revenue Code of 1986, as amended.

"Contractual Obligation" as to any Person, means any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.
“Customer Purchase Agreement” is that Customer Purchase Agreement dated as of the date hereof, wherein Lessee sells to Lessor, and Lessor purchases from Lessee, certain assets related to customers acquired by Lessee during the Term, with assignment and assumption of such customer assets effective upon the expiration or earlier termination of the Term.
"Damages" mean losses, injury, death, damages, liabilities, claims, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys' fees and the cost of enforcing any right to indemnification under this Agreement and the cost of pursuing any insurance providers.
"Default" means any of the events specified in Section 13.01, which constitutes an Event of Default or which, on the giving of notice, the lapse of time, or both pursuant to Section 13.01 would, unless cured or waived, become an Event of Default.
“Designated Employees” shall mean Michael Tomas, Kristin Comella and Julieta Radiche.
"Disguised Security Interest" means a sale of assets subject to a security interest under Article 9 of the UCC to secure the purchase price of the assets.
"Event of Default" has the meaning set forth in Section 13.01.
"Force Majeure Event" has the meaning set forth in Section 20.14.
"GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.
"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, award or determination entered by or with any Governmental Authority.
"Human Banking Business" has the meaning set forth in the recitals.
"Indemnitees" has the meaning set forth in Section 14.01.
“Kit Shortfall” shall mean the excess of (i) the aggregate number of stem cell kits set forth for purchase in a given month in the financial model for 6 clinics attached hereto as Exhibit C over (ii) the number of stem cell kits actually purchased by Lessor or an affiliate in such month.
"Law" means any statute, law, ordinance, regulation, rule, code, constitution, treaty, common law, Governmental Order, other requirement or rule of law of any Governmental Authority.

“Lease Amendment” means that certain amendment, dated as of the date hereof, to the Property Lease.
"Lessee" has the meaning set forth in the preamble.
"Lessee Affiliate" means an Affiliate of Lessee.
"Lessee's Knowledge" means the actual or constructive knowledge of any director or officer of Lessee, after due inquiry.
"Lessor" has the meaning set forth in the preamble.
"Lessor Lien" means any Lien on any Equipment Asset arising from any: (a) breach by Lessor of this Agreement; or (b) Taxes imposed against Lessor that Lessee is not required to indemnify Lessor under this Agreement.
"Lien" means any mortgage, pledge, hypothecation, assignment (as security), deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest, or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever having substantially the same economic effect as any of the foregoing (including, without limitation, any conditional sale or other title retention agreement and any capital lease).
"Location" means the location of the facility in Sunrise Florida under the Lease Amendment.
"Notice" has the meaning set forth in Section 17.02.
"Permits" means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.
"Permitted Lien" means: (a) the rights of Lessor and Lessee under this Agreement, (b) Lessor's Liens and (c) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business which, in the aggregate, are not material in amount and which do not secure any monetary obligations that materially detract from the value of the affected property or interfere materially with the ordinary conduct of business of Lessee or any Subsidiary.
"Person" means any individual, partnership, corporation, trust, limited liability entity, unincorporated organization, Governmental Authority or any other entity.
“Post-Closing Deposits” means tissue samples or cell cultures derived therefrom deposited by customers in the tissue bank on or after the Closing Date, including tissue sample deposits made by customers after the Closing Date who had previously deposited tissue samples in the tissue bank prior to the Closing Date, as evidenced by receipt of physical delivery of the tissue samples or cell cultures at the laboratory facility.
“Product Gross Profit” means revenue reduced by direct product costs related thereto, as calculated on an accrual basis according to GAAP.
“Property Lease” means that Office Lease Agreement dated February 4, 2016, by and between Sawgrass Business Plaza, LLC, as lessor, and Lessee, as lessee.
"Rent" has the meaning set forth in Section 7.01.

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
"Stock" means the voting stock, membership interests or similar equity interests of any Person.
"Subsidiary" means, with respect to any Person, a corporation, limited liability entity, partnership or other entity of which such Person and/or its other subsidiaries own, directly or indirectly, more than fifty percent (50%) of the Stock.
"Tax Benefits" has the meaning set forth in Article IV.
"Tax Benefit Reimbursement Amount" means the amount, as determined by Lessor, of Lessor's net after-tax rate of return on such Equipment Asset that would have been in effect on such date, had Lessor been entitled to use all of the Tax Benefits for such Equipment Asset, minus Lessor's actual net after-tax rate of return with respect to such Equipment Asset. It is calculated on the date a Tax Owner Loss Event has occurred for any Equipment Asset.
"Taxes" mean any and all present or future income, stamp or other taxes, levies, imposts, duties, deductions, charges, fees or withholdings imposed, levied, withheld or assessed by any Governmental Authority, together with any interest, additions to tax or penalties imposed thereon and with respect thereto.
"Tax Owner Loss Event" means any of the following with respect to any Equipment Asset: (a) Lessor determines that it is not entitled to claim on its Federal income tax return all or any portion of the Tax Benefits; (b) any Tax Benefit claimed on Lessor's Federal income tax return is disallowed or adjusted by the Internal Revenue Service; or (c) any Tax Benefit is recomputed or recaptured.
"Term" has the meaning set forth in Article VI.
"Third-party Claim" means any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing.
"UCC" means the Uniform Commercial Code as in effect in the state of Florida from time to time.
ARTICLE II
 SALE OF ASSETS
Section 2.01 Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, Lessee shall sell, assign, transfer, convey and deliver to Lessor, and Lessor shall purchase from Lessee, all of Lessee’s right, title and interest in and to the Equipment Assets, free and clear of any mortgage, pledge, lien, charge, security interest, claim or other encumbrance ("Encumbrance").  Equipment Assets shall mean all of the assets used or held for use or acquired or developed for use in the Human Banking Business, as specifically listed in Schedule 2.01.
Section 2.02 No Liabilities/Assumption of Liabilities. Lessor shall not assume any liabilities or obligations of Lessee of any kind (including, without limitation, accounts payable, accrued expenses, debt or any other liabilities) whether known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created.
Section 2.03 Purchase Price. The aggregate purchase price for the Equipment Assets shall be $400,000.00 (the "Purchase Price"). The Lessor shall pay the Purchase Price on the Closing Date in cash, by wire transfer of immediately available funds in the amount of $400,000.00 to Lessee, in accordance with the wire transfer instructions set forth in Schedule 2.
Section 2.04 Allocation of Purchase Price. Lessee and Lessor agree to allocate the Purchase Price among the Equipment Assets for all purposes (including tax and financial accounting) as agreed by their respective accountants, negotiating in good faith on their behalf. Lessor and Lessee shall file all tax returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.
Section 2.05 Withholding Tax.  Lessor shall be entitled to deduct and withhold from the Purchase Price, with prior written notice to Lessee, all taxes that Lessor may be required to deduct and withhold under any applicable Tax law. All such withheld amounts shall be treated as delivered to Lessee hereunder.
Section 2.06 Closing Date Deliverables.
(a)          On or prior to the Closing Date, Lessee shall deliver to Lessor the following:
(i)            a bill of sale in the form of Exhibit A hereto/in form and substance satisfactory to Lessor (the "Bill of Sale") and duly executed by Lessee, transferring the Equipment Assets to Lessor;
(ii)           the Non-Competition and Non-Solicitation Agreement, duly executed by Lessee and the Key Persons (defined therein);
(iii)          the Asset Sale and Lease Agreement, duly executed by Lessee;
(iv)          the Customer Purchase Agreement, duly executed by Lessee;
(v)           copies of all consents, approvals, waivers and authorizations referred to in Schedule 2.06(a)(v);
(vi)          a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Lessee is not a foreign person within the meaning of Section 1445 of the Internal Revenue Code duly executed by Lessee;
(vii)         tax clearance certificates, if any, from the taxing authorities in the jurisdictions that impose taxes on Lessee or where Lessee has a duty to file tax returns in connection with the transactions contemplated by this Agreement and evidence of the payment in full or other satisfaction of any taxes owed by Lessee in those jurisdictions;

(viii)        a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Lessee certifying as to (A) the resolutions of the board of directors of Lessee, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (B) the names and signatures of the officers of Lessee authorized to sign this Agreement and the documents to be delivered hereunder;
(ix)          such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Lessor, as may be required to give effect to this Agreement;
(x)           evidence satisfactory to Lessor of compliance with Florida bulk sales laws;
(xi)          evidence satisfactory to Lessor that all Encumbrances on Equipment Assets have been released and discharged; and
(xii)          releases and customary pay-off letter or letters for all indebtedness, including any indebtedness secured by any Encumbrance on the Equipment Assets, evidencing the total pay-off amount thereof (and indicating the release, upon payment of such amount, of all such Encumbrances) and otherwise in form and substance reasonably satisfactory to Lessor and its legal counsel.
(b)          On or prior to the Closing Date, Lessor shall deliver to Lessee (or the Persons set forth below) the following:
(i)            the Purchase Price;
(ii)           the Non-Competition and Non-Solicitation Agreement, duly executed by Lessor;
(iii)          the Asset Sale and Lease Agreement duly executed by Lessor;
(iv)          the Customer Purchase Agreement duly executed by Lessor;
(v)           copies of all consents and authorizations referred to in Schedule 2.06(b)(v); and
(vi)          a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Lessor certifying as to (A) the resolutions of the Lessor, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (B) the names and signatures of the officers of Lessor authorized to sign this Agreement and the documents to be delivered hereunder.
ARTICLE III
 LEASE OF ASSETS
Section 3.01 Lease.

(a)          Lessor agrees to lease to Lessee, and Lessee agrees to lease from Lessor, the Equipment Assets pursuant to the terms and conditions of this Agreement.
Section 3.02 Obligations. Except as set forth herein, Lessee's obligation to pay all Rent and other amounts under this Agreement is absolute and unconditional and is not subject to any abatement, counterclaim, defense, deferment, interruption, recoupment, reduction or setoff for any reason whatsoever.
ARTICLE IV
 UCC TRUE LEASE
Section 4.01 UCC True Lease. The parties intend that this Agreement constitutes a true lease under the UCC and not a Disguised Security Interest. Lessor has title to the Equipment Assets at all times. Lessee acquires no ownership, title, property, right, equity or interest in the Equipment Assets other than its leasehold interest solely as Lessee subject to all the terms and conditions of this Agreement.
Section 4.02 Precautionary UCC-1 Financing Statement.  Lessee authorizes Lessor to file precautionary UCC financing statements and other similar filings and recordings with respect thereto.  Lessee agrees not to file any corrective or termination statements or partial releases with respect to any UCCs or other similar filings or recordings filed by Lessor in connection with any of the Equipment Assets except (i) if Lessor fails to file a corrective or termination statement or release on request from Lessee after the expiration or earlier termination of, or release from, any of the Equipment Assets pursuant to any applicable provision of this Agreement or (ii) if not permitted by clause (i), with Lessor's consent.
ARTICLE V
 TAX LEASE
Lessor is entitled to all deductions, credits, and other tax benefits that are provided in the Code to an owner of property ("Tax Benefits"). Lessee shall not take or omit to take any action that results in the disqualification of the Equipment Assets for, or recapture of, all or any portion of the Tax Benefits.  If, as a result of a breach of any representation, warranty or covenant of Lessee, a Tax Owner Loss Event occurs, Lessee shall pay, as Lessor's exclusive remedy, to Lessor on demand the corresponding Tax Benefit Reimbursement Amount.  Lessor and Lessee agree to treat this Agreement and the leasing of the Equipment Assets (and shall file all tax returns including amended returns and claims for refund and information reports) in a manner consistent with this Article V and Section 4.01.
ARTICLE VI
 TERM OF AGREEMENT
The Term of this Agreement commences on the Closing Date and ends on the date three years after the Closing Date, unless earlier terminated pursuant to the provisions hereof (including Section 13.02) (the “Term”).
ARTICLE VII
RENT
Section 7.01 Rent. In consideration of Lessee's right to possess and use the Equipment Assets under this Agreement, Lessee shall pay to Lessor no later than on the first day of each calendar month during the Term (and on the final day of the Term), a base rent equal to $20,000.00 per month (the “Base Rent”), plus percentage rent equal to 2.3% of the revenues collected from the Post-Closing Deposits in year 1 of the Term, 22.5% of the revenues collected from the Post-Closing Deposits in year 2 of the term, and 31.6% of the revenues collected from the Post-Closing Deposits in year 3 of the Term (the “Percentage Rent”, and when combined with the Base Rent, the “Rent”).  Rent shall be pro-rated during the first and final months of the Term for the number of days of the Term that occur during such months.
Section 7.02 Payment Mechanics; Status of Revenues and Customers.
(a)          During the Term, Lessor shall collect as agent on behalf of Lessee, all revenue relating to Post-Closing Deposits arising from the Human Banking Business.  Lessor shall retain for its account all Rent amounts due to Lessor from the revenue related to Post-Closing Deposits that it collects as collection agent with respect to such revenues.  Rent shall be earned by Lessor as it accrues and shall be paid immediately upon collection of such revenue by Lessor (on Lessee’s behalf).
(b)          All customer payments representing revenue related to Post-Closing Deposits shall be made exclusively to a segregated Lessee account (the “Account”), and the Account shall be subject to a lock box arrangement or deposit account control agreement reasonably satisfactory to Lessor and Lessee.
ARTICLE VIII
 EXCLUSION OF WARRANTIES
LESSOR MAKES NO WARRANTY WHATSOEVER, INCLUDING ANY (a) WARRANTY OF MERCHANTABILITY; (b) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; OR (c) WARRANTY AGAINST INFRINGEMENT OF ANY PATENT, COPYRIGHT, TRADEMARK, TRADE SECRET OR OTHER PROPRIETARY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE OR OTHERWISE.
ARTICLE IX
 LESSEE'S REPRESENTATIONS
Lessee represents to Lessor that the statements contained in this Article IX are true and correct as of the date hereof.
Section 1.02          Title to Equipment Assets. Lessee owns and has good title to the Equipment Assets, free and clear of Encumbrances.
Section 1.03          Condition and Sufficiency of Assets.
(a)          The Equipment Assets are in good condition and are adequate for the uses to which they are being put, and none of the Equipment Assets are in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.
(b)          With the exception of assets that are transferred to Lessor pursuant to the Customer Purchase Agreement and the Asset Purchase Agreement, the Equipment Assets include all rights and property reasonably necessary to the conduct of the Human Banking Business by Lessor in the manner it is conducted by Lessee on the Closing Date.

Section 1.04          Third Party Rights.  There are no existing agreements, options, commitments or rights with, of or to any Person to acquire any part of the Equipment Assets or any interest therein.
Section 9.01 Organization and Qualification of Lessee; Authority of Lessee.   Lessee is a corporation duly organized, validly existing and in good standing under the Laws of the state of Florida. Lessee is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the lease of each of the Equipment Assets makes such licensing or qualification necessary. Lessee has full corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby. The execution and delivery by Lessee of this Agreement, the performance by Lessee of its obligations hereunder and thereunder and the consummation by Lessee of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Lessee. This Agreement has been duly executed and delivered by Lessee, and this Agreement constitutes a legal, valid and binding obligation of Lessee enforceable against Lessee in accordance with its terms.
Section 9.02 No Conflicts; Consents. The execution, delivery and performance by Lessee of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Lessee; (b) conflict with or result in a violation or breach of any provision of any Law; (c) require the consent of, notice to or other action by any Person or, conflict with, result in a violation or breach of, or constitute a Default or an Event of Default; or (d) result in the creation or imposition of any Lien other than Permitted Liens on any of the Equipment Assets.  No consent, approval, permit, order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Lessee in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.
Section 1.05          Legal Proceedings. There are no Actions pending or, to Lessee's Knowledge, threatened against or by Lessee: (a) relating to or affecting the Human Banking Business; or (b) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.
Section 9.03  Permits. All Permits required for Lessee to conduct the Human Banking Business as currently conducted and to lease and use the Equipment Assets have been obtained by Lessee and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.
ARTICLE X
 LESSEE'S COVENANTS
Lessee agrees that until all amounts payable under this Agreement have been paid in full and all other obligations hereunder and thereunder have been performed in full, Lessee shall comply with the following covenants.

Section 10.01 Compliance With Laws; Permits. Lessee shall comply with all Contractual Obligations and applicable Laws in all material respects.  Lessee shall maintain in full force and effect all Permits required for Lessee to conduct the Human Banking Business as currently conducted and to lease and use the Equipment Assets in the manner contemplated under this Agreement.
Section 10.02 Taxes. Lessee shall pay, and indemnify and hold Lessor harmless from, all assessments, license fees, and sales, use, property, excise, and other taxes and charges (other than federal income taxes imposed on or measured by net income (however denominated)) imposed on or with respect to the Equipment Assets or any part thereof arising out of or in connection with the use or operation of any of the Equipment Assets.
Section 10.03 Liens. Except for Permitted Liens, Lessee shall keep the Equipment Assets free and clear of all Liens.
Section 10.04 Subleases. Lessee shall not enter into any sublease of any Equipment Asset, except as approved in writing by Lessor.
Section 10.05 Designated Employees.  At all times during the Term, Lessee shall use its best efforts to retain the Designated Employees and shall cause such Designated Employees to devote sufficient working time, skill and attention, to discharge their duties as they relate to the Human Banking Business.
Section 10.06 Property Lease.  Prior to the expiration of the Term, if the Lessee has amended or extended the Property Lease at the Location and continues to occupy the Location, Lessee shall enter into, and shall use commercially reasonable efforts to obtain landlord consent to, a sub-lease agreement to the Property Lease in the form attached hereto as Exhibit B.
Section 10.07 Marketing Expenditures.  The Percentage Rent set forth herein, reflects a reduction to account for Lessor’s agreement herein to fund 10% of the total revenues received by Lessee from Post-Closing Deposits of the Human Banking Business during the Leaseback Period for marketing purposes, including, but not limited to, hiring persons focused on marketing, promotion and/or sales (“Marketing Expenditures”). During each year of the Term, Lessee shall spend the Marketing Expenditures, and Lessor and Lessee shall agree on the allocation of the Marketing Expenditures prior to any such expenditure being undertaken.  For avoidance of doubt, Percentage Rent has already been reduced for the purpose of funding Marketing Expenditures, and no further reductions to the Percentage Rent or payments by Lessor are required.
Section 10.08 Insurance.  At all times during the Term, Lessee shall maintain all insurance coverages related to the risks of operating the Human Banking Business, including but not limited to General Liability coverage and Product Liability coverage, at coverage levels consistent with those in place immediately prior to Closing.
Section 10.09 Lease Amendment.  Lessee shall use best efforts to deliver to Lessor, the Lease Amendment, in substantially the form attached hereto as Exhibit D, duly executed by the Landlord (as defined therein) and Lessee, within thirty (30) days following the Closing Date.

ARTICLE XI
 LESSEE'S USE OF EQUIPMENT
Section 11.01 Lessee's Possession. Lessee may not move any of the Equipment Assets from the Location without Lessor's prior written consent (which will not be unreasonably withheld).
Section 11.02 Personal Property. Lessee shall not affix or attach any Equipment Asset to real property or any improvements. The parties intend that each of the Equipment Assets remains at all times personal property and not a fixture under applicable Law, even if the Equipment Asset, or any part thereof, may be or becomes affixed or attached to real property or any improvements. Upon Lessor's written request, Lessee shall obtain and provide to Lessor, from any real property landlord, mortgagee or lienholder, a waiver of any interest that it may have in any Equipment Asset arising from its interest in the real property.
Section 11.03 Records. Upon request of Lessor, Lessee shall promptly furnish to Lessor all Equipment Asset-related records, logs and other materials as may be required to enable Lessor to file any ownership or other reports required to be filed by Lessor with any Governmental Authority.
ARTICLE XII
LESSOR’S COVENANTS
Section 12.01 New Clinics.  Lessor or one of its affiliates shall open six (6) stem cell clinics within the first two (2) years following the Closing Date.  If six (6) stem cell clinics are not open by the end of such two (2) year period, a “Clinic Shortfall” occurs.  Following a Clinic Shortfall until the first to occur of (i) three (3) years following the Clinic Shortfall and (ii) the date on which the sixth clinic is opened, at the end of any month, Lessor or an affiliate shall pay to Lessee (if sufficient, as an offset to Rent, in accordance with Section 7.02) an amount equal to the Product Gross Profit (net of any standard volume purchase discounts offered to customers) on any Kit Shortfall (the “Kit Shortfall Payment”).  To the extent six (6) clinics are not open by the end of three (3) years following the Closing Date, and this Agreement has not terminated prior to the expiration of its 3-year Term, Kit Shortfall Payments shall be made according to this Section 12.01.  In the event of termination of this Agreement, pursuant to the terms herein, prior to the expiration of its 3-year Term, the obligation of Lessor to make any further Kit Shortfall Payments shall immediately end upon such termination.
Section 12.02 Investment in Marketing.  The Percentage Rent set forth herein, reflects a reduction to account for Lessor’s agreement herein to fund the Marketing Expenditures.
Section 12.03 Insurance.  At all times during the Term, Lessor shall maintain commercial property insurance coverage for the risk of loss of the Equipment Assets at a level approximately equivalent to the replacement cost of the Equipment Assets.
ARTICLE XIII
DEFAULT
Section 13.01 Events of Default. Each of the following events is an "Event of Default" under this Agreement:

(a)          if Lessee fails to pay when due any installment of Rent or any other amount under this Agreement;
(b)          if Lessee defaults in the observance or performance of any other term, covenant or condition of this Agreement, on Lessee's part to be observed or performed and Lessee shall fail to remedy such default within thirty (30) days after notice by Lessor to Lessee of such default, or if such default is of such a nature that it cannot with due diligence be completely remedied within said period of thirty (30) days and Lessee shall not commence within said period of thirty (30) days, or shall not thereafter diligently prosecute to completion, all steps necessary to remedy such default.
(c)          if Lessee fails to observe or perform any term, covenant or condition on Lessee's part to be observed or performed under any other agreement between Lessee and Lessor or their Affiliates, and such default continues beyond any grace period set forth in such other agreement for the remedying of such default;
(d)          if any other agreement between Lessee and Lessor or their Affiliates is terminated and, in accordance with their terms, terminates all or part of this Agreement;
(e)          if the term of the Property Lease expires without extension or amendment;
(f)          if Lessee's interest or any portion thereof in this Agreement devolve on or pass to any person, whether by operation of law or otherwise;
(g)          if Lessee: (i) does not, or is unable to, or admits in writing its inability to, pay its debts as they become due; (ii) commences or institutes any case, proceeding or other action seeking relief on its behalf as debtor, or to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors; (iii) commences or institutes any case, proceeding or other action seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property; or (iv) makes a general assignment for the benefit of creditors;
(h)          if a receiver, trustee, custodian or other similar official is appointed for any substantial part of the Equipment Assets of Lessee which appointment is not vacated or stayed within ten (10) days;
(i)          if any case, proceeding or other action is commenced or instituted against Lessee (A) seeking to have an order for relief entered against it as debtor or to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, or (B) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, which in either of such cases (1) results in any such entry of an order for relief, adjudication of bankruptcy or insolvency or such an appointment or the issuance or entry of any other order having a similar effect or (2) remains undismissed for a period of ten (10) days;
(j)          if any case, proceeding or other action is commenced or instituted against Lessee seeking issuance of a warrant of attachment, execution, restraint or similar process against it or all or any substantial part of its property which results in the entry of an order for any such relief which is not vacated, discharged, or stayed or bonded pending appeal within thirty (30) days from the entry thereof;
(k)          if Lessee does not use its best efforts retain any Designated Employee and any of the Designated Employees is no longer employed by Lessee;
(l)          If Lessee takes any action to remove or reduce Lessor’s rights with respect to i) the collection of revenue relating to Post-Closing Deposits arising from the Human Banking Business as set forth in Section 7.02, or (ii) the Account;
(m)         if Lessee takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth below in Section 14.01;
(n)          if Lessee fails to deliver to Lessor the Lease Amendment described in Section 10.09 within thirty (30) days following the Closing Date;
(o)          if Lessee sells, transfers or disposes of all or substantially all of its assets, or merges or consolidates with any other entity; or
(p)          if any representation contained in Article IX is untrue as and when made.
Section 13.02 Remedies. If an Event of Default occurs and is continuing, Lessor may, in its sole discretion, exercise one or more of the following remedies:
(a)          declare this Agreement in default;
(b)          terminate in whole or in part this Agreement;
(c)          take possession of, or render unusable, any Equipment Asset wherever it may be located, without demand or notice, without any court order or other process of law and without liability to Lessee for any damages occasioned by such action;
(d)          require Lessee to deliver any Equipment Asset at the Location at the cost of Lessor;
(e)          proceed by court action to enforce performance by Lessee of this Agreement and/or to recover all damages and expenses incurred by Lessor by reason of any Event of Default;
(f)          terminate any other agreement that Lessor may have with Lessee or their Affiliates;
(g)          sell any or all of the Equipment Assets at public or private sale, with or without notice to Lessee or advertisement, or otherwise dispose of, hold, use, operate, lease to others, or keep idle such Equipment Assets, and without any duty to account to Lessee for such action or inaction or for any proceeds with respect thereto, and apply the net proceeds thereof (after deducting all expenses (including legal fees and costs) incurred in connection therewith) to the amounts owed to Lessor under this Agreement; provided, however, that Lessee shall remain liable to Lessor for any deficiency that remains after any sale or lease of such Equipment Assets; or
(h)          exercise any other right or remedy available to Lessor at law or in equity.
ARTICLE XIV
 INDEMNITY; DUTY TO DEFEND
Section 14.01 Indemnity. Lessee shall indemnify Lessor and its Affiliates and their respective Representatives (collectively, "Indemnitees") against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Damages based on, arising out of, with respect to, or by reason of: (a) the selection, manufacture, delivery, purchase, acceptance or rejection of any Equipment Asset or the ownership of any Equipment Asset during the Term; (b) the lease, sublease, possession, maintenance, use, condition, repair, return, disposition or operation of any Equipment Asset (including, without limitation, latent and other defects, whether or not discoverable by Lessor or Lessee); (c) any inaccuracy in or breach of any of the representations of Lessee contained in this Agreement; (d) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Lessee pursuant to this Agreement; (e) any assertion of the infringement of patent, trade secret, trademark, copyright or other intellectual property rights of third parties; or (f) any Third-party Claim arising from any of the foregoing.
Lessee's obligation to indemnify and hold harmless does not extend to any Damages that arise solely out of the gross negligence or willful misconduct of Lessor.
Section 14.02 Duty to Defend. Lessee shall, at its expense, defend Lessor against any and all actions based on or arising out of any Third-party Claim. Lessee shall notify Lessor immediately on receipt of notice or knowledge of any event which may give rise to a Third-party Claim. Lessee shall control the defense, appeal or settlement of such Third-party Claim, unless Lessor, in its sole discretion, elects to assume control of such defense, appeal or settlement. Lessee shall not settle any Third-party Claim without the prior written consent of Lessor and without obtaining a full release of any and all possible claims against Lessor. Each Indemnitee may at any time employ separate counsel to represent it, but if the defense, appeal or settlement of such Third-party Claim has been assumed by Lessee, any separate counsel employed by the Indemnitee shall be at the Indemnitee's sole expense.
ARTICLE XV
 LESSOR'S PERFORMANCE OF LESSEE'S OBLIGATIONS
Lessor may, in its sole discretion, upon written notice to Lessee,  make any payment or perform any obligation on behalf of Lessee or take any action that Lessor deems reasonably necessary to maintain and preserve any or all Equipment Assets and Lessor's interests therein. Lessee shall not deem Lessor's payment or action to be Lessor's waiver of any Default or Event of Default or release of Lessee. Lessee shall pay immediately on demand all sums so paid by Lessor, together with expenses (including legal fees and costs) incurred by Lessor in connection therewith.
ARTICLE XVI
 EXPIRATION OF LEASE TERM
Upon the expiration of the Term of this Agreement the following shall occur:
(a)          Lessee shall return each Equipment Asset at the Location.  Lessee shall cause any Equipment Asset returned under this Agreement to: (a) be free and clear of all Liens (other than Lessor Liens) and rights of third parties; (b) be in the same condition as when delivered to Lessee, ordinary wear and tear excepted; and (c) be in compliance with Law.
(b)          Upon the return of the Equipment Assets under this Agreement, Lessee shall deliver or cause to be delivered to Lessor all records relating to the Equipment Assets, including all maintenance records, logs or data in Lessee’s possession or required to be maintained by Law.
(c)          Certain customer assets acquired by Lessee during the Term and pursuant to the Customer Purchase Agreement, shall be assigned by Lessee to Lessor and the rights and obligations related thereto shall be assumed by Lessor, automatically and without any required action by any person, as set forth in the Customer Purchase Agreement.
(d)          The Asset Purchase Agreement shall, immediately and without further action, in accordance with its terms, become effective.
(e)          The Property Lease and Lease Amendment shall remain in full force and effect, unless terminated pursuant to the terms therein.
ARTICLE XVII
 MISCELLANEOUS
Section 17.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations of Lessee contained in Article IX survive indefinitely. All covenants and agreements of Lessee contained herein survive after the Closing Date indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claim by Lessor asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice prior to the expiration date of the applicable survival period (if any) is not thereafter barred by the expiration of the relevant representation and such claims survive until finally resolved.
Section 17.02 Notices. Each party shall deliver all notices, requests, consents, claims, demands, waivers and other communications under this Agreement (each, a "Notice") in writing and addressed to the other party at its address set forth below (or to such other address that the receiving party may designate from time to time in accordance with this section). Each party shall deliver all Notices by personal delivery, nationally recognized overnight courier (with all fees pre-paid), facsimile or e-mail of a PDF document (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only (a) on receipt by the receiving party, and (b) if the party giving the Notice has complied with the requirements of this Section.
If to Lessee:	U.S. Stem Cell, Inc. 13794 NW 4th Street, Suite 212 Sunrise, Florida 33325 Attention: Michael Tomas
with a copy to:	Joseph I. Emas, P.A. 525 93 Street Surfside, FL 33154 Attention: Joseph Emas
If to Lessor:	GACP Stem Cell Bank LLC 2333 Ponce de Leon Blvd. Suite R240 Coral Gables FL 33134 Attention: David Neithardt
with a copy to:	Locke Lord LLP 525 Okeechobee Blvd, Suite 1600 West Palm Beach, Florida 33401 Attention: John Igoe

Section 17.03 Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" is deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references in this Agreement: (x) to sections, schedules and exhibits mean the sections of, and schedules and exhibits attached to, this Agreement; (y) to an agreement, instrument or other document mean such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute mean such statute as amended from time to time and include any successor legislation thereto and any regulations promulgated thereunder. The parties drafted this Agreement without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The schedules and exhibits referred to herein are an integral part of this Agreement to the same extent as if they were set forth verbatim herein.
Section 17.04 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
Section 17.05 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability does not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
Section 17.06 Entire Agreement; Amendment and Modification. This Agreement, including and together with all related exhibits and schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.  No amendment to this Agreement is effective unless it is in writing and signed by each party to this Agreement.
Section 17.07 Waiver.  No waiver under this Agreement is effective unless it is in writing and signed by the party waiving its right.  Any waiver authorized on one occasion is effective only in that instance and only for the purpose stated and does not operate as a waiver on any future occasion.  None of the following constitutes a waiver or estoppel of any right, remedy, power, privilege or condition arising from this Agreement: (i) any failure or delay in exercising any right, remedy, power or privilege or in enforcing any condition under this Agreement; or (ii) any act, omission or course of dealing between the parties.
Section 17.08 Cumulative Remedies. All rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, in equity, by statute, in any other agreement between the parties or otherwise.
Section 17.09 Equitable Remedies. Each party to this Agreement acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other party for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party to this Agreement will, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).
Section 17.10 Assignment; Successors and Assigns. Lessee may not assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Lessor. Any purported assignment or delegation in violation of this Section is null and void. No assignment or delegation relieves the assigning or delegating party of any of its obligations under this Agreement. This Agreement is binding on and inures to the benefit of the parties to this Agreement and their respective permitted successors and permitted assigns.
Section 17.11 No Third-party Beneficiaries. This Agreement benefits solely the parties to this Agreement and their respective permitted successors and permitted assigns and nothing in this Agreement, express or implied, confers on any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 17.12 Choice of Law; Choice of Forum; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction).  Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the Florida, in each case located in Broward or Miami-Dade County, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 17.13 Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together is deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
Section 17.14 Force Majeure. No party shall be liable or responsible to the other party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations to make payments to the other party under this Agreement), when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) government order or law; (e) actions, embargoes or blockades in effect on or after the date of this Agreement; (f) action by any Governmental Authority; and (g) national or regional emergency (each a "Force Majeure Event"). The party suffering a Force Majeure Event shall give Notice within ten (10) days of the

Force Majeure Event to the other party, stating the period of time the occurrence is expected to continue and shall use diligent efforts to mitigate the impact of such Force Majeure Event on its performance of this Agreement.
Section 17.15 Relationship of Parties. Nothing herein creates a joint venture or partnership between the parties to this Agreement or an employee/employer relationship. Neither party to this Agreement has any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement or undertaking with any third party.
Section 17.16 Right of Setoff.  The Lessor shall have a right of set off with respect to any amounts owed by Lessor to Lessee against any amounts and obligations owed by Lessee to Lessor now or hereafter existing under this Agreement or any other agreements entered into between Lessee and Lessor or their Affiliates.
[SIGNATURE PAGE FOLLOWS]

              IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be executed as of the date first written above by their duly authorized respective officers.
GACP STEM CELL BANK LLC
By /s/ David Neithardt Name: David Neithardt Title: Authorized Signatory

U.S. STEM CELL BANK, INC.
By /s/ Michael Tomas Name: Michael Tomas Title: Chief Executive Officer

SCHEDULE 1
LIST OF EQUIPMENT ASSETS

SCHEDULE 2
WIRE TRANSFER INSTRUCTIONS

EXHIBIT A
BILL OF SALE

EXHIBIT B
FORM OF SUB-LEASE AGREEMENT

EXHIBIT C
6 CLINIC FINANCIAL MODEL

EXHIBIT D
FORM OF LEASE AMENDMENT